大华置业
UNITED OVERSEAS LAND LIMITED
COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FAX: (65) 6252 9822

05010134

21 July 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

SUPPL

RECEIVED
2005 AUG -2 A 11:13

Dear Sirs

**RULE 12g3-2(b) No. : 82-2180**
**- ANNOUNCEMENT**

We have pleasure in enclosing the Announcement released on 19 July 2005 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

Patricia Ong
Deputy Company Secretary

enc.

c.c. Ms Eugenia Lee, The Bank of New York (Fax No. : 012 1 212 571 3050)

k:gw/letter/media/otherannouncements.doc
UOL/3.2.3/gw/ja

dlw 8/2

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**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | UNITED OVERSEAS LAND LTD |
| Company Registration No. | 196300438C |
| Announcement submitted on behalf of | UNITED OVERSEAS LAND LTD |
| Announcement is submitted with respect to * | UNITED OVERSEAS LAND LTD |
| Announcement is submitted by * | Foo Thiam Fong Wellington |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 19-Jul-2005 18:49:14 |
| Announcement No. | 00082 |

**>> Announcement Details**

*The details of the announcement start here ...*

| | |
|---|---|
| Announcement Title * | Dissolution of Pilkon Investment Limited |
| Description | The Company's subsidiary, Hotel Plaza Limited, has released an announcement on the above matter, as attached for information. |
| **Attachments:** | HPL19JUL05.pdf<br>Total size = **58K**<br>(2048K size limit recommended) |

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**HOTEL PLAZA LTD (Company Reg No. 196800248D)**

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## DISSOLUTION OF PILKON INVESTMENT LIMITED

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The Board of Directors of Hotel Plaza Limited wishes to announce that Pilkon Investment Limited, a dormant subsidiary incorporated in the Commonwealth of the Bahamas, has been dissolved pursuant to members' voluntary liquidation proceedings commenced earlier.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 19 July 2005 to the SGX